Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2017.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2017.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; and (8) the term “AirAsia Transactions” refers to the (a) acquisition by Fly of a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases from AirAsia Group Berhad, as successor to AirAsia Berhad (“AirAsia”) and its subsidiary, Asia Aviation Capital Limited in 2018, and (b) pending acquisition by Fly of (i) the portfolio of 21 Airbus A320neo family aircraft on operating leases to AirAsia and its affiliated airlines (the “AirAsia Group”) to be acquired as the aircraft deliver between 2019 and 2021 and (ii) the options to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT SEPTEMBER 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)
(Dollars in thousands, except par value data)

	September 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$180,078	$329,105
Restricted cash and cash equivalents	88,058	127,710
Rent receivables	4,425	2,059
Investment in unconsolidated subsidiary	4,138	8,196
Investment in finance lease, net	13,108	13,946
Flight equipment held for operating lease, net	3,450,199	2,961,744
Maintenance rights	270,638	131,299
Deferred tax asset, net	9,279	9,943
Fair value of derivative assets	13,561	2,643
Other assets, net	203,983	8,970
Total assets	$4,237,467	$3,595,615

Liabilities
Accounts payable and accrued liabilities	$34,452	$18,305
Rentals received in advance	19,541	14,968
Payable to related parties	6,247	2,084
Security deposits	58,702	49,689
Maintenance payment liability	292,221	244,151
Unsecured borrowings, net	617,229	615,922
Secured borrowings, net	2,409,975	2,029,675
Deferred tax liability, net	40,828	30,112
Fair value of derivative liabilities	2,173	7,344
Other liabilities	73,961	39,656
Total liabilities	3,555,329	3,051,906

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,650,019 and 27,983,352 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	33	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	549,123	479,637
Retained earnings	123,338	68,624
Accumulated other comprehensive income (loss), net	9,644	(4,580)
Total shareholders’ equity	682,138	543,709
Total liabilities and shareholders’ equity	$4,237,467	$3,595,615

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Revenues
Operating lease revenue	$99,347	$85,554	$285,747	$243,466
Finance lease revenue	167	181	512	554
Equity earnings (loss) from unconsolidated subsidiary	136	125	(110)	377
Gain on sale of aircraft	2,579	—	5,524	—
Interest and other income	2,337	359	4,321	920
Total revenues	104,566	86,219	295,994	245,317

Expenses
Depreciation	36,569	34,145	104,197	99,270
Aircraft impairment	—	22,000	—	22,000
Interest expense	37,472	32,677	104,039	96,400
Selling, general and administrative	7,719	6,956	22,698	23,226
Loss (gain) on derivatives	(2,095)	(19)	(2,615)	354
Loss on modification and extinguishment of debt	560	82	1,458	2,511
Maintenance and other costs	323	406	2,037	1,636
Total expenses	80,548	96,247	231,814	245,397
Net income (loss) before provision for income taxes	24,018	(10,028)	64,180	(80)
Provision for income taxes	3,278	2,476	9,466	4,492
Net income (loss)	$20,740	$(12,504)	$54,714	$(4,572)

Weighted average number of shares:
Basic	30,302,193	29,299,976	28,764,793	30,958,898
Diluted	30,381,248	29,299,976	28,818,464	30,958,898
Earnings per share:
Basic and Diluted	$0.68	$(0.43)	$1.90	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income (Loss)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Net income (loss)	$20,740	$(12,504)	$54,714	$(4,572)
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	2,624	395	11,425	1,544
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (2)	1,035	334	2,799	971
Comprehensive income (loss)	$24,399	$(11,775)	$68,938	$(2,057)

(1)
The associated deferred tax expense was $0.3 million and $1.5 million for the three and nine months ended September 30, 2018, respectively. The associated deferred tax expense was $0.1 million and $0.3 million for the three and nine months ended September 30, 2017, respectively.

(2)
The associated deferred tax expense was $84,000 and $0.2 million for each of the three and nine months ended September 30, 2018. The associated deferred tax expense was $33,000 and $0.1 million for the three and nine months ended September 30, 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018
(Dollars in thousands)

					Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), net	Total Shareholders’ Equity
	Manager Shares		Common Shares
	Shares	Amount	Shares	Amount
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709
Net income	—	—	—	—	—	9,630	—	9,630
Net change in the fair value of derivatives, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,451	1,451
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $59,000 (1)	—	—	—	—	—	—	722	722
Balance March 31, 2018 (unaudited)	100	—	27,983,352	28	479,637	78,254	(2,407)	555,512
Net income	—	—	—	—	—	24,344	—	24,344
Net change in the fair value of derivatives, net of deferred tax of $1.0 million (1)	—	—	—	—	—	—	7,350	7,350
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $84,000 (1)	—	—	—	—	—	—	1,042	1,042
Balance June 30, 2018 (unaudited)	100	—	27,983,352	28	479,637	102,598	5,985	588,248
Shares issued in connection with AirAsia Transactions (2)	—	—	4,666,667	5	69,486	—	—	69,491
Net income	—	—	—	—	—	20,740	—	20,740
Net change in the fair value of derivatives, net of deferred tax of $0.3 million (1)	—	—	—	—	—	—	2,624	2,624
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $84,000 (1)	—	—	—	—	—	—	1,035	1,035
Balance September 30, 2018 (unaudited)	100	$—	32,650,019	$33	$549,123	$123,338	$9,644	$682,138

(1)	See Note 9 to Notes to Consolidated Financial Statements.

(2)	See Note 11 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017
(Dollars in thousands)

					Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Manager Shares		Common Shares
	Shares	Amount	Shares	Amount
Balance December 31, 2016	100	$—	32,256,440	$32	$536,922	$66,026	$(9,745)	$593,235
Shares repurchased	—	—	(99,524)	—	(1,296)	—	—	(1,296)
Net income	—	—	—	—	—	5,052	—	5,052
Net change in the fair value of derivatives, net of deferred tax of $0.3 million	—	—	—	—	—	—	1,605	1,605
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $28,000	—	—	—	—	—	—	313	313
Balance March 31, 2017 (unaudited)	100	—	32,156,916	32	535,626	71,078	(7,827)	598,909
Shares repurchased	—	—	(1,981,947)	(2)	(25,998)	—	—	(26,000)
Net income	—	—	—	—	—	2,880	—	2,880
Net change in the fair value of derivatives, net of deferred tax of $0.1 million	—	—	—	—	—	—	(456)	(456)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $32,000	—	—	—	—	—	—	324	324
Balance June 30, 2017 (unaudited)	100	—	30,174,969	30	509,628	73,958	(7,959)	575,657
Shares repurchased	—	—	(1,477,164)	(1)	(20,181)	—	—	(20,182)
Net loss	—	—	—	—	—	(12,504)	—	(12,504)
Net change in the fair value of derivatives, net of deferred tax of $0.1 million	—	—	—	—	—	—	395	395
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $33,000	—	—	—	—	—	—	334	334
Balance September 30, 2017 (unaudited)	100	$—	28,697,805	$29	$489,447	$61,454	$(7,230)	$543,700

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Nine months ended
	September 30, 2018	September 30, 2017
Cash Flows from Operating Activities
Net income (loss)	$54,714	$(4,572)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in (earnings) loss from unconsolidated subsidiary	110	(377)
Gain on sale of aircraft	(5,524)	—
Finance lease revenue	(512)	(554)
Depreciation	104,197	99,270
Aircraft impairment	—	22,000
Amortization of debt discounts and debt issuance costs	6,399	6,053
Amortization of other comprehensive income into interest expense	3,026	—
Amortization of lease incentives	7,124	5,602
Amortization of lease premiums, discounts and other items	389	289
Amortization of acquisition fair value adjustments	861	928
Loss on modification and extinguishment of debt	1,458	2,511
Unrealized foreign exchange (gain) loss	(481)	2,004
Provision for deferred income taxes	9,637	4,457
(Gain) loss on derivatives	(4,847)	105
Maintenance payment liability recognized into earnings	(11,846)	—
Distributions from unconsolidated subsidiary	2,075	—
Cash receipts from maintenance rights	3,013	—
Changes in operating assets and liabilities:
Rent receivables	(5,665)	(2,441)
Other assets	(3,835)	(1,925)
Payable to related parties	(11,159)	(9,061)
Accounts payable, accrued liabilities and other liabilities	20,161	13,757
Net cash flows provided by operating activities	169,295	138,046
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	1,874	—
Rent received from finance lease	1,350	1,430
Purchase of flight equipment	(617,370)	(383,426)
Proceeds from sale of aircraft, net	113,829	—
Deposit for AirAsia transactions	(299,945)	—
Payments for aircraft improvement	(170)	(5,157)
Payments for lessor maintenance obligations	(8,229)	(12,123)
Net cash flows used in investing activities	(808,661)	(399,276)
Cash Flows from Financing Activities
Security deposits received	10,907	7,196
Security deposits returned	(6,224)	(3,554)
Maintenance payment liability receipts	59,611	56,439
Maintenance payment liability disbursements	(8,902)	(13,734)
Net swap termination payments	1,136	—
Debt modification and extinguishment costs	436	(602)
Debt issuance costs	(2,216)	(307)
Proceeds from secured borrowings	705,201	184,685
Repayment of secured borrowings	(328,595)	(140,194)
Net proceeds from issuance of shares	19,394	—
Shares repurchased	—	(47,010)
Net cash flows provided by financing activities	$450,748	$42,919

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Nine months ended
	September 30, 2018	September 30, 2017

Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$(61)	$438
Net decrease in unrestricted and restricted cash and cash equivalents	(188,679)	(217,873)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$268,136	$394,214

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$180,078	$272,080
Restricted cash and cash equivalents	88,058	122,134
Unrestricted and restricted cash and cash equivalents	$268,136	$394,214

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2018

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it was organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the “2017 Annual Report”). The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred. As of September 30, 2018, the Company had approximately $2.7 million of unamortized lease costs.

In July 2018, FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of the new lease standard, ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued a new practical expedient that allows lessors to elect not to separate lease and associated lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The new leasing guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company plans to elect the practical expedients and adopt the guidance effective January 1, 2019. The Company does not believe the standard will have a material effect on its consolidated financial condition, results of operations or cash flows.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2019. The Company does not believe the standard will have a material effect on its consolidated financial condition, results of operations or cash flows.

In August 2018, the Securities and Exchange Commission (the “Commission”) issued a final rule that amends certain of its disclosure requirements that had become redundant, duplicative, overlapping, outdated or superseded. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The final rule includes amendments requiring an analysis of changes in stockholders’ equity for the current and comparative year-to-date interim periods, including dividends per share instead of presenting dividends per share on the face of the income statement.

The final rule is effective 30 days after its publication in the Federal Register. The Company has applied the amendments commencing with the quarter ended September 30, 2018.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. Topic 820 removes the following disclosure requirements:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels; and

•	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added in Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

•	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

ASU 2018-13 will be effective for annual reporting periods (including interim periods) beginning after December 15, 2019, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2020.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2018	September 30, 2017
	(Dollars in thousands)
Cash paid during the period for:
Interest	$81,947	$76,549
Taxes	3,893	1,918
Noncash Activities:
Security deposits applied to rent receivables, maintenance payment liability and rentals received in advance	—	1,472
Maintenance payment liability applied to rent receivables, other liabilities and maintenance rights	7,574	68
Other liabilities applied to maintenance payment liability, security deposits and rent receivables	1,140	690
Noncash Investing Activities:
Aircraft improvement	8,257	192
Noncash activities in connection with purchase of aircraft:
Deposit for AirAsia transactions	195,588	—
Maintenance rights	(152,929)	(15,086)
Other	32,979	25,888
Noncash activities in connection with sale of aircraft	2,693	—

4. INVESTMENT IN FINANCE LEASE

At September 30, 2018 and December 31, 2017, the Company had one investment in finance lease, which had an implicit interest rate of 5%. During the three and nine months ended September 30, 2018, the Company recognized finance lease revenue totaling $0.2 million and $0.5 million, respectively. During the three and nine months ended September 30, 2017, the Company recognized finance lease revenue totaling $0.2 million and $0.6 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	September 30, 2018	December 31, 2017
Total minimum lease payments receivable	$11,850	$13,200
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(2,969)	(3,481)
Net Investment in Finance Lease	$13,108	$13,946

5. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

AirAsia Transactions

On February 28, 2018, the Company entered into the Share Purchase Agreement (as may be amended from time to time, the “SPA”) with its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad, as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”) with respect to the AirAsia Transactions. Under the terms of the SPA, the Company agreed to acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group (“Portfolio A”), and one Airbus A320-200 aircraft on operating lease to a third-party airline. As of September 30, 2018, 29 Airbus A320-200 aircraft in Portfolio A have been transferred.

In addition to the Portfolio A transactions, the Company agreed to acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”), and will have the option to purchase 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer as early as 2019 (“Portfolio C”).

In accordance with GAAP, the Company allocated the purchase price in connection with the AirAsia Transactions, to individual aircraft acquired, maintenance rights, orderbook value, lease discounts, security deposits and maintenance payment liability based on their relative fair values. Fair values were estimated based on independent appraised values of aircraft and leases, and discounted cashflow valuation models.

Aircraft are recorded as flight equipment held for operating lease at their allocated values as they are transferred by the seller. The Portfolio B orderbook value, which is recorded on the Company’s balance sheet in “Other assets, net”, is recorded on a pro-rata basis as each aircraft in Portfolio A is transferred. The orderbook value consists of individual values for the 21 Portfolio B aircraft and will be capitalized into flight equipment held for operating lease as each aircraft is acquired between 2019 and 2021. Until each Portfolio B aircraft is delivered, the Company capitalizes interest into the orderbook value based on a weighted-average cost of debt. As part of the Portfolio B arrangement, Fly has a commitment to lease the acquired Portfolio B aircraft to the AirAsia Group at specified lease rates that have been determined to be below market as compared to future market lease rates as projected by third party appraisers. The Company allocated purchase price to the lease discount based on its relative fair value. No value was assigned to Portfolio C as it does not meet the GAAP definition of an asset or liability.

As of September 30, 2018, the following balances are reflected on the Company’s balance sheet related to the AirAsia Transactions (dollars in thousands):

September 30, 2018
Flight equipment held for operating lease, net	$647,342
Maintenance rights	152,930
Other assets, net (Portfolio B orderbook value)	87,884
Security deposits	11,817
Maintenance payment liability	16,716
Other liabilities (lease discounts)	24,844

In addition, as of September 30, 2018, the Company had $104.0 million on deposit in escrow as security for its obligations under the Portfolio A transactions, which was recorded on the Company’s consolidated balance sheet in “Other assets, net”.

As of September 30, 2018, the Company had 111 aircraft held for operating lease on lease to 47 lessees in 26 countries. As of December 31, 2017, the Company had 84 aircraft held for operating lease, of which 82 aircraft were on lease to 43 lessees in 27 countries, and two aircraft were off-lease.

During the nine months ended September 30, 2018, the Company purchased 30 aircraft held for operating lease, and capitalized $693.0 million. During the nine months ended September 30, 2017, the Company purchased eight aircraft held for operating lease, and capitalized $394.2 million.

The Company sold one aircraft held for operating lease during the three months ended September 30, 2018 and recognized a gain on sale of aircraft of $2.6 million. The Company sold three aircraft held for operating lease during the nine months ended September 30, 2018 and recognized a gain on sale of aircraft of $5.5 million. The Company did not sell any aircraft held for operating lease during the three or nine months ended September 30, 2017.

No aircraft impairment was recognized during the three or nine months ended September 30, 2018. During the three and nine months ended September 30, 2017, the Company recognized aircraft impairment of $22.0 million on one Airbus A330-200 aircraft following an early lease termination due to the associated lessee’s insolvency proceeding.

As of September 30, 2018 and December 31, 2017, flight equipment held for operating lease, net, consisted of the following (dollars in thousands):

	September 30, 2018	December 31, 2017
Cost	$4,133,852	$3,574,202
Accumulated depreciation	(683,653)	(612,458)
Flight equipment held for operating lease, net	$3,450,199	$2,961,744

The Company capitalized $8.4 million and $5.3 million of major maintenance expenditures for the nine months ended September 30, 2018 and 2017, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	September 30, 2018		December 31, 2017
Europe:
United Kingdom	$172,898	5%	$128,116	4%
Spain	170,313	5%	175,593	6%
Turkey	95,646	3%	135,764	5%
Other	241,007	7%	251,345	8%
Europe — Total	679,864	20%	690,818	23%

Asia and South Pacific:
India	628,368	18%	601,072	20%
Malaysia	425,109	12%	76,706	3%
Philippines	313,522	9%	268,504	9%
Indonesia	348,334	10%	204,840	7%
China	179,583	5%	186,083	6%
Thailand	156,319	5%	37,953	1%
Other	36,140	2%	37,712	1%
Asia and South Pacific — Total	2,087,375	61%	1,412,870	47%

Mexico, South and Central America — Total	76,042	2%	162,274	6%

North America:
United States	128,530	4%	147,580	5%
Other	50,041	1%	52,182	2%
North America — Total	178,571	5%	199,762	7%

Middle East and Africa:
Ethiopia	315,477	9%	322,896	11%
Other	112,870	3%	116,273	4%
Middle East and Africa — Total	428,347	12%	439,169	15%
Off-Lease — Total	—	—	56,851	2%
Total flight equipment held for operating lease, net	$3,450,199	100%	$2,961,744	100%

The distribution of operating lease revenue by geographic region for the three months ended September 30, 2018 and 2017 is as follows (dollars in thousands):

	Three months ended
	September 30, 2018		September 30, 2017
Europe:
United Kingdom	$8,098	8%	$7,500	9%
Spain	4,344	4%	4,062	5%
Turkey	2,312	2%	4,232	5%
Other	8,125	9%	9,919	11%
Europe — Total	22,879	23%	25,713	30%

Asia and South Pacific:
India	18,549	19%	16,704	20%
Malaysia	6,975	7%	2,047	2%
Philippines	9,589	10%	7,480	9%
Indonesia	7,433	7%	5,222	6%
China	5,652	6%	5,653	7%
Thailand	5,301	5%	961	1%
Other	668	1%	1,732	2%
Asia and South Pacific — Total	54,167	55%	39,799	47%

Mexico, South and Central America — Total	2,157	2%	4,391	5%

North America:
United States	7,266	7%	4,410	5%
Other	1,559	2%	1,560	2%
North America — Total	8,825	9%	5,970	7%

Middle East and Africa:
Ethiopia	7,504	8%	7,505	9%
Other	3,815	3%	2,176	2%
Middle East and Africa — Total	11,319	11%	9,681	11%

Total Operating Lease Revenue	$99,347	100%	$85,554	100%

The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2018 and 2017 is as follows (dollars in thousands):

	Nine months ended
	September 30, 2018		September 30, 2017
Europe:
United Kingdom	$23,222	8%	$22,611	9%
Spain	12,922	5%	7,097	3%
Turkey	8,849	3%	12,845	5%
Other	23,741	8%	29,641	13%
Europe — Total	68,734	24%	72,194	30%

Asia and South Pacific:
India	66,353	23%	47,475	20%
Malaysia	13,128	5%	5,887	2%
Philippines	24,973	8%	22,304	9%
Indonesia	21,598	8%	10,294	4%
China	16,958	6%	16,958	7%
Thailand	7,224	3%	2,885	1%
Other	2,759	1%	5,328	3%
Asia and South Pacific — Total	152,993	54%	111,131	46%

Mexico, South and Central America — Total	9,325	3%	13,174	5%

North America:
United States	16,075	6%	13,246	5%
Other	4,682	1%	4,677	2%
North America — Total	20,757	7%	17,923	7%

Middle East and Africa:
Ethiopia	22,514	8%	22,514	9%
Other	11,424	4%	6,530	3%
Middle East and Africa — Total	33,938	12%	29,044	12%

Total Operating Lease Revenue	$285,747	100%	$243,466	100%

In each of the three and nine months ended September 30, 2018 and 2017, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue.

The Company places a lessee on non-accrual status when it has determined that it is not probable that the economic benefits of the lease will be received by the Company. At September 30, 2018, there was no lessee on non-accrual status. At September 30, 2017, the Company had one lessee on non-accrual status.

End of lease income and amortization of lease incentives recognized during the three and nine months ended September 30, 2018 and 2017 are as follows (dollars in thousands):

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
End of lease income	$3,072	$—	$16,069	$1,239
Amortization of lease incentives	(2,480)	(1,956)	(7,124)	(5,602)

As of September 30, 2018 and December 31, 2017, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.9 years and 6.3 years, respectively.

6. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the nine months ended September 30, 2018 and 2017 are as follows (dollars in thousands):

	Nine months ended
	September 30, 2018	September 30, 2017
Maintenance rights, net beginning balance	$131,299	$101,969
Acquisitions	152,930	15,086
Capitalized to aircraft improvements	(8,209)	(192)
Maintenance rights settled with retained maintenance payments	(2,369)	—
Cash receipts from maintenance rights	(3,013)	—
Maintenance rights, net ending balance	$270,638	$116,863

7. UNSECURED BORROWINGS

	Balance as of
	September 30, 2018	December 31, 2017
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(7,771)	(9,078)
Unsecured borrowings, net	$617,229	$615,922

On October 3, 2014, Fly sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, Fly sold $300.0 million aggregate principal amount of 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are unsecured obligations of Fly and rank pari passu in right of payment with any existing and future senior indebtedness of Fly. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of September 30, 2018 and December 31, 2017, accrued interest on unsecured borrowings totaled $16.8 million and $7.7 million, respectively.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of September 30, 2018, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly’s unsecured borrowings, refer to Note 10 of the 2017 Annual Report.

8. SECURED BORROWINGS

The Company’s secured borrowings, net as of September 30, 2018 and December 31, 2017 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate (1) as of
	September 30, 2018 (2)	December 31, 2017 (2)	September 30, 2018	December 31, 2017	Maturity date
Securitization Notes	$94,319	$101,551	2.97%	3.06%	November 2033
Nord LB Facility	117,332	153,176	4.97%	4.47%	November 2018
CBA Facility	—	49,080	—	5.53%	N/A
Term Loan	413,369	431,271	5.15%	4.25%	February 2023
Magellan Acquisition Limited Facility	311,861	331,768	4.15%	3.15%	December 2025
Fly Acquisition III Facility	128,713	86,520	3.69%	3.41%	February 2022
Fly Aladdin Acquisition Facility	548,112	—	4.06%	—	June 2020 / June 2023
Other Aircraft Secured Borrowings	835,804	905,525	4.30%	3.83%	September 2019 - June 2028
Unamortized debt discounts and loan costs	(39,535)	(29,216)
Total secured borrowings, net	$2,409,975	$2,029,675	4.32%	3.84%

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.

(2)	As of September 30, 2018 and December 31, 2017, accrued interest on secured borrowings totaled $8.9 million and $6.6 million, respectively.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of September 30, 2018, the Company was not in default under any of its secured borrowings.

For more information about the Company’s secured borrowings, refer to Note 11 of the 2017 Annual Report.

Securitization Notes

As of September 30, 2018, Fly’s subsidiary, B&B Air Funding, had $94.3 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to Fly.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of September 30, 2018, the Company had $117.3 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 3.30%. 0The Nord LB Facility matures on November 14, 2018, and the Company is in discussions with the lender to extend the maturity date.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

The Company had a recourse debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Borrowings under the CBA Facility accrued interest at a fixed interest rate. During the third quarter of 2018, the Company repaid in full the outstanding principal balance of $44.3 million under the CBA Facility with proceeds from a recourse secured borrowing. There was no prepayment penalty associated with such repayment.

Term Loan

As of September 30, 2018, the Company had $413.4 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 29 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%. The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

On December 8, 2017, Fly, through a wholly-owned subsidiary, entered into a term loan facility with a consortium of lenders (the “Magellan Acquisition Limited Facility”) providing for loans and notes with a final maturity date of December 8, 2025. As of September 30, 2018, the Company had $311.9 million principal amount outstanding under the Magellan Acquisition Limited Facility, which was secured by nine aircraft. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

In February 2016, Fly, through a wholly-owned subsidiary, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed all payments under the facility.

As of September 30, 2018, the Company had $128.7 million principal amount outstanding under the Fly Acquisition III Facility, which was secured by six aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020, and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

 Fly Aladdin Acquisition Facility

On June 15, 2018, Fly, through its wholly-owned subsidiaries, entered into a term loan facility with a consortium of lenders (the “Fly Aladdin Acquisition Facility”) to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to the AirAsia Group (see Note 14). As of September 30, 2018, the Company had paid aggregate arrangement and commitment fees of approximately $9.3 million to the lenders. Additional arrangement fees of approximately $0.2 million will be payable upon drawing of the remaining funds.

The Fly Aladdin Acquisition Facility provides for borrowings of an aggregate of $574.5 million, including $143.6 million Series A loans with a final maturity date of June 15, 2020, and $430.9 million Series B loans with a final maturity date of June 15, 2023. The Company may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021. As of September 30, 2018, an aggregate of $548.1 million principal amount was outstanding under the Fly Aladdin Acquisition Facility, including $137.0 million Series A loans and $411.1 million Series B loans, which were secured by 28 aircraft.

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension term for any Series A loans that the Company elects to extend. The Company makes scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the shares in the aircraft owning and leasing entities. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) will be based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. Upon the sale of an aircraft, the borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Fly Aladdin Acquisition Facility subject to certain conditions. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2018, the Company had $835.8 million principal amount outstanding of other aircraft secured borrowings, which was secured by 18 aircraft. Of this amount, $496.5 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

During the third quarter of 2018, the Company entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. The Company used the loan proceeds to repay the CBA Facility and one other aircraft secured borrowing.

9. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments on loans associated with aircraft with fixed rate rentals. As of September 30, 2018, the Company had $1.6 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of September 30, 2018 and December 31, 2017, the Company had interest rate swap contracts with notional amounts aggregating $1.0 billion and $0.7 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $12.3 million and $2.6 million as of September 30, 2018 and December 31, 2017, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $2.2 million and $7.3 million as of September 30, 2018 and December 31, 2017, respectively.

During the nine months ended September 30, 2018, Fly entered into interest rate derivative contracts to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions (see Note 8). During the nine months ended September 30, 2018, the Company terminated several of these interest rate derivative contracts and recognized gains of $1.7 million. As of September 30, 2018, the unrealized fair value gain of the remaining interest rate derivative contracts, reflected as derivative assets, was $74,000.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $71.0 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $1.2 million.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Designated Derivatives

The Company’s cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of September 30, 2018, the Company had the following designated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	25	11/14/18-12/8/25	0.99%-4.30%	$668,202	$12,340	$10,910	$20
Accrued interest				—	(87)	—	—
Sub-total	25			$668,202	$12,253	$10,910	$20

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss	Ineffectiveness Gain Recognized into Earnings
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$70,970	$1,219	$1,067	$—
Accrued rent				—	15	—	—
Sub-total	1			$70,970	$1,234	$1,067	$—

Total - designated derivative assets	26				$13,487	$11,977	$20

As of September 30, 2018, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	11	6/15/23	2.95%-3.13%	$44,879	$(716)	$(539)	$3
Accrued interest				—	(52)	—	—
Total – designated derivative liabilities	11			$44,879	$(768)	$(539)	$3

Dedesignated and Undesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At September 30, 2018, the Company had an accumulated other comprehensive loss, net of tax, of $1.5 million, which is being amortized over the term of the interest rate swap contracts. During the three and nine months ended September 30, 2018, $1.1 million and $3.0 million, respectively, was recognized as interest expense.

Fly did not designate as an accounting hedge the interest rate derivative contracts entered into during the nine months ended September 30, 2018 to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. Changes in the fair value of undesignated derivative instruments are recognized as gain or loss on derivatives in each reporting period.

As of September 30, 2018, the Company had the following dedesignated and undesignated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	3	11/1/18	2.87%-2.88%	$—	$74	$74
Accrued interest				—	—	—
Total – dedesignated and undesignated derivative assets	3			$—	$74	$74

During the nine months ended September 30, 2018, the Company terminated several interest rate swap contracts and recognized a gain of $1.7 million.

As of September 30, 2018, the Company had the following dedesignated and undesignated derivative instrument classified as a derivative liability on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contract	1	2/9/19	3.47%	$267,422	$(963)	$859
Accrued interest				—	(442)	—
Total – dedesignated and undesignated derivative liability	1			$267,422	$(1,405)	$859

10. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore, Labuan and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company’s effective tax rates were 13.6% and 14.7% for the three and nine months ended September 30, 2018, respectively, and negative 24.7% and 5,615.0% for the three and nine months ended September 30, 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law. For three and nine months ended September 30, 2017, the Company recognized a full valuation allowance for losses incurred by certain subsidiaries, primarily related to aircraft impairment, due to past losses and insufficient expected future income to carry forward the losses for those subsidiaries.

The Company had no unrecognized tax benefits as of September 30, 2018 or December 31, 2017.

11. SHAREHOLDERS’ EQUITY

In November 2017, Fly’s board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. During the nine months ended September 30, 2018, Fly did not repurchase any shares.

During the nine months ended September 30, 2017, Fly repurchased 3,558,635 shares at an average price of $13.29 per share, or $47.3 million, before commissions and fees.

In connection with the AirAsia Transactions, on July 13, 2018, the Company issued and sold a total of 1,333,334 common shares in the form of ADSs, at a purchase price of $15.00 per share, to Meridian Aviation Partners Limited and certain other affiliates of Onex Corporation (collectively, “Onex”) and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. All Fly common shares held by Onex, and the newly issued Fly common shares held by members of the management team of BBAM LP, are subject to a 180-day lock-up from the date of issuance. In addition, on August 30, 2018, the Company issued 3,333,333 common shares in the form of ADSs, valued at $15.00 per share, to AirAsia, as partial consideration in the AirAsia Transactions. The Fly common shares issued to AirAsia are subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AirAsia and its affiliates own less than 10% of Fly’s outstanding shares. The Company has agreed to register the common shares issued to Onex, members of the management team of BBAM LP and AirAsia for resale with the Securities and Exchange Commission.

The Company did not declare and pay any dividends during the three and nine months ended September 30, 2018 and 2017.

12. SHARE-BASED COMPENSATION

On April 29, 2010, Fly adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. Fly has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. At September 30, 2018, there were 796,980 SARs outstanding and exercisable at a weighted average exercise price of $12.74 per share.

13. EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Numerator
Net income (loss) attributable to common shareholders	$20,740	$(12,504)	$54,714	$(4,572)
Denominator
Weighted average shares outstanding-Basic	30,302,193	29,299,976	28,764,793	30,958,898
Dilutive common equivalent shares:
SARs	79,055	—	53,671	—
Weighted average shares outstanding-Diluted	30,381,248	29,299,976	28,818,464	30,958,898
Earnings per share:
Basic
Distributed earnings	$—	$—	$—	$—
Undistributed income (loss)	$0.68	$(0.43)	$1.90	$(0.15)
Basic earnings (loss) per share	$0.68	$(0.43)	$1.90	$(0.15)
Diluted
Distributed earnings	$—	$—	$—	$—
Undistributed income (loss)	$0.68	$(0.43)	$1.90	$(0.15)
Diluted earnings (loss) per share	$0.68	$(0.43)	$1.90	$(0.15)

Basic earnings per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by Fly that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 12). Net income (loss) available to common shareholders is determined by reducing the Company’s net income (loss) for the period by dividend equivalents paid on vested SARs during the period.

14. COMMITMENTS AND CONTINGENCIES

Residual Value Guarantee

In 2016, Fly entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). Fly received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to Fly eleven months before each lease expiry date requiring Fly to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the three and nine months ended September 30, 2018 and 2017, Fly recognized $0.1 million and $0.4 million of income, respectively.

AirAsia Transactions

On February 28, 2018, the Company entered into the SPA with its subsidiary, Fly Aladdin, AirAsia, and its subsidiary, AACL with respect to the AirAsia Transactions. Under the terms of the SPA, the Company agreed to acquire (i) Portfolio A, which consists of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and (ii) one Airbus A320-200 aircraft on operating lease to a third-party airline. As of September 30, 2018, 29 Airbus A320-200 aircraft in Portfolio A have been transferred. The Company completed the transfer of four additional Airbus A320-200 aircraft and seven engines in Portfolio A in October 2018. The Company expects to amend the SPA with Fly Aladdin, AirAsia and AACL to terminate the parties’ commitment with respect to one Airbus A320-200 aircraft on operating lease to a third-party airline. The Company has completed the transfer of all aviation assets from AACL in the Portfolio A transactions. In consideration for the AirAsia Transactions, AirAsia has received approximately $1.0 billion in cash and 3,333,333 Fly common shares in the form of ADSs, valued at $15.00 per share, which were issued on August 30, 2018. (See Note 11).

In addition to the Portfolio A transactions, the Company agreed to acquire Portfolio B, consisting of 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021. Additional cash consideration will be payable as each aircraft in Portfolio B is delivered. The Company will also have the option to purchase Portfolio C, which consists of 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer as early as 2019.

15. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, BBAM is entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also is entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility, the Fly Acquisition III Facility and the Fly Aladdin Acquisition Facility, BBAM also is entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft purchased and a disposition fee of 1.5% of the gross proceeds for any aircraft sold.

For the three and nine months ended September 30, 2018, BBAM received servicing and administrative fees totaling $4.0 million and $11.3 million, respectively. For the three and nine months ended September 30, 2017, BBAM received servicing and administrative fees totaling $3.2 million and $9.6 million, respectively.

During the three and nine months ended September 30, 2018, the Company incurred origination fees, payable to BBAM totaling $12.3 million and $13.3 million, respectively. During the three and nine months ended September 30, 2017, the Company incurred origination fees, payable to BBAM totaling $1.7 million and $6.0 million, respectively.

During the three months ended September 30, 2018, the Company incurred disposition fees of $0.3 million in connection with the sale of one aircraft. During the nine months ended September 30, 2018, the Company incurred disposition fees of $2.0 million in connection with the sale of three aircraft. The Company did not sell any aircraft during the three or nine months ended September 30, 2017.

Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee also is subject to an annual CPI adjustment applicable to the prior calendar year. For the three and nine months ended September 30, 2018, the Company incurred management fees of $1.8 million and $5.5 million, respectively. For the three and nine months ended September 30, 2017, the Company incurred management fees of $1.6 million and $4.7 million, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The Company did not record any impairment during the three or nine months ended September 30, 2018. The Company recorded $22.0 million of impairment during each of the three and nine months ended September 30, 2017.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of September 30, 2018		As of December 31, 2017
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$94,319	$89,014	$101,551	$95,839
2021 Notes	325,000	335,173	325,000	339,235
2024 Notes	300,000	288,750	300,000	301,500

The Company’s principal amount outstanding on its remaining debt instruments approximates fair value at September 30, 2018 and December 31, 2017.

As of September 30, 2018 and December 31, 2017, the categorized derivative assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2018:
Derivative assets	—	$13,561	—	$13,561
Derivative liabilities	—	2,173	—	2,173
December 31, 2017:
Derivative assets	—	$2,643	—	$2,643
Derivative liabilities	—	7,344	—	7,344

17. SUBSEQUENT EVENTS

Subsequent to September 30, 2018, the Company completed the transfer of four additional Airbus A320-200 aircraft for a total of 33 Airbus A320-200 aircraft from Portfolio A in connection with the AirAsia Transactions. These aircraft were financed by borrowings of $12.7 million under the Fly Aladdin Acquisition Facility, and $65.0 million under the Fly Acquisition III Facility. In addition, seven engines in Portfolio A were transferred to FLY under a term loan facility as described below. The Company expects to enter into an amendment to the Share Purchase Agreement (as may be amended from time to time) among the Company, its subsidiary, Fly Aladdin Holdings Limited, AirAsia, and its subsidiary, AACL to terminate the parties’ commitment with respect to one Airbus A320-200 aircraft on operating lease to a third-party airline in Portfolio A.  Accordingly, the Company has completed the transfer of all aviation assets from AACL in the Portfolio A transactions.

On October 30, 2018, the Company had drawn $43.9 million under a term loan facility with certain lenders to finance the acquisition of seven engines on operating leases to the AirAsia Group from AACL in connection with the AirAsia Transactions. The interest rate for borrowings is based on an applicable margin of 1.90% per annum over a fixed swap rate and ranges from 4.94% to 4.96% per annum, per engine. The maturity dates of these loans range from December 31, 2021 to April 30, 2022.

On November 7, 2018, the Company’s board of directors approved a new $50.0 million share repurchase program expiring in December 2019, to replace its current program which expires in December 2018.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2017. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine months ended September 30, 2018, we had net income of $20.7 million and $54.7 million or diluted earnings per share of $0.68 and $1.90, respectively. Net cash flows provided by operating activities for the nine months ended September 30, 2018 totaled $169.3 million. For the nine months ended September 30, 2018, net cash flows used in investing activities totaled $808.7 million and net cash flows provided by financing activities totaled $450.7 million.

AirAsia Transactions

On February 28, 2018, we entered into the Share Purchase Agreement (as may be amended from time to time, the “SPA”) with its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad, as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”) with respect to the AirAsia Transactions. Under the terms of the SPA, we agreed to acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group (“Portfolio A”), and one Airbus A320-200 aircraft on operating lease to a third-party airline. As of September 30, 2018, 29 Airbus A320-200 aircraft in Portfolio A have been transferred. We completed the transfer of four additional Airbus A320-200 aircraft and seven engines in Portfolio A in October 2018. We expect to amend the SPA with Fly Aladdin, AirAsia and AACL to terminate the parties’ commitment with respect to one Airbus A320-200 aircraft on operating lease to a third-party airline. Accordingly, we have completed the transfer of all aviation assets from AACL in the Portfolio A transactions. In consideration for the AirAsia Transactions, AirAsia has received approximately $1.0 billion in cash and 3,333,333 Fly common shares in the form of ADSs, valued at $15.00 per share, which were issued on August 30, 2018.

In addition to the Portfolio A transactions, we agreed to acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”). Additional cash consideration will be payable as each aircraft in Portfolio B is delivered. We will also have the option to purchase 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer as early as 2019 (“Portfolio C”).

Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2018 amid robust global economic activity. Global passenger air traffic grew by 7.6% in 2017 and load factors were at record levels for the year. Although at a slightly slower pace, the upward trend in passenger volume has continued in 2018. Further, utilization remains strong and the parked fleet is steady at less than 4% for aircraft under 20 years old. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, we believe the overall positive trends in world air traffic and demand for commercial aircraft will continue to drive growth in the aircraft leasing market. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft and certain of their wide-body aircraft, as airlines continue to transition to new models.

Despite the current overall favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly airlines operating in highly competitive jurisdictions, smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income (loss) of Fly for the three and nine months ended September 30, 2018 and 2017.

Consolidated Statements of Income (Loss) for the three months ended September 30, 2018 and 2017

	Three months ended
	September 30, 2018	September 30, 2017
	(Dollars in thousands)
Revenues
Operating lease revenue	$99,347	$85,554
Finance lease revenue	167	181
Equity earnings from unconsolidated subsidiary	136	125
Gain on sale of aircraft	2,579	—
Interest and other income	2,337	359
Total revenues	104,566	86,219
Expenses
Depreciation	36,569	34,145
Aircraft impairment	—	22,000
Interest expense	37,472	32,677
Selling, general and administrative	7,719	6,956
(Gain) on derivatives	(2,095)	(19)
Loss on modification and extinguishment of debt	560	82
Maintenance and other costs	323	406
Total expenses	80,548	96,247
Net income (loss) before provision for income taxes	24,018	(10,028)
Provision for income taxes	3,278	2,476
Net income (loss)	$20,740	$(12,504)

As of September 30, 2018, we had 112 aircraft in our portfolio, 111 of which were held for operating lease, and one was recorded as an investment in finance lease. As of September 30, 2017, we had 84 aircraft in our portfolio, 82 of which were held for operating lease, one was held for sale and one was recorded as an investment in finance lease.

	Three months ended		Increase/ (Decrease)
	September 30, 2018	September 30, 2017
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$98,863	$87,616	$11,247
End of lease income	3,072	—	3,072
Amortization of lease incentives	(2,480)	(1,956)	(524)
Amortization of lease premiums, discounts & other	(108)	(106)	(2)
Total operating lease revenue	$99,347	$85,554	$13,793

For the three months ended September 30, 2018, operating lease revenue totaled $99.3 million, an increase of $13.8 million compared to the three months ended September 30, 2017. The increase was primarily due to (i) an increase of $15.7 million from aircraft purchased in 2017 and 2018, (ii) recognition of end of lease income totaling $3.1 million in 2018, and (iii) an increase of $1.5 million related to leases with floating rate rents. The increase was partially offset by (i) a decrease of $3.6 million in lease revenue from aircraft sold in 2017 and 2018, (ii) a decrease of $2.3 million from lower lease rates on lease extensions and remarketings, and (iii) an increase of $0.6 million in amortization of lease incentives, lease discounts and other.

During the three months ended September 30, 2018, we sold one aircraft and recognized a gain on sale of aircraft of $2.6 million. We did not sell any aircraft during the three months ended September 30, 2017.

During the three months ended September 30, 2018 and 2017, interest and other income totaled $2.3 million and $0.4 million, respectively. During the third quarter of 2018, we sold a spare engine and miscellaneous engine parts for a gain of $2.0 million.

Depreciation expense during the three months ended September 30, 2018 was $36.6 million, compared to $34.1 million for the three months ended September 30, 2017, an increase of $2.5 million. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2017 and 2018.

No aircraft impairment was recognized during the three months ended September 30, 2018. During the three months ended September 30, 2017, we recognized aircraft impairment of $22.0 million on one Airbus A330-200 aircraft following an early lease termination due to the associated lessee’s insolvency proceeding.

Interest expense totaled $37.5 million and $32.7 million for the three months ended September 30, 2018 and 2017, respectively. The increase of $4.8 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments and refinancings which lowered the applicable interest rate on the refinanced debt.

Selling, general and administrative expenses were $7.7 million and $7.0 million for the three months ended September 30, 2018 and 2017, respectively. The increase of $0.7 million was primarily due to an increase of $1.1 million in servicing and management fees paid to BBAM due to the growth in the aircraft portfolio. This increase was partially offset by an unrealized foreign exchange gain of $25,000 during the three months ended September 30, 2018, compared to an unrealized foreign exchange loss of $0.5 million during the three months ended September 30, 2017.

For the three months ended September 30, 2018, we recognized a gain on derivatives of $2.1 million compared to a gain of $20,000 for the three months ended September 30, 2017. During the three months ended September 30, 2018, we recognized a gain of $1.7 million from swap terminations and a mark-to-market gain of $0.5 million associated with interest rate swaps that were never designated as accounting hedges.

During the three months ended September 30, 2018, we incurred debt extinguishment costs of $0.6 million in connection with the repayment of the CBA Facility and one other aircraft secured borrowing.

Provision for income taxes was $3.3 million and $2.5 million for the three months ended September 30, 2018 and 2017, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 13.6% and negative 24.7% for the three months ended September 30, 2018 and 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. For the three months ended September 30, 2017, we recognized a full valuation allowance for losses incurred by certain subsidiaries, primarily related to aircraft impairment, due to past losses and insufficient expected future income to carry forward the losses for those subsidiaries.

Consolidated Statements of Income (Loss) for the nine months ended September 30, 2018 and 2017

	Nine months ended
	September 30, 2018	September 30, 2017
	(Dollars in thousands)
Revenues
Operating lease revenue	$285,747	$243,466
Finance lease revenue	512	554
Equity (loss) earnings from unconsolidated subsidiary	(110)	377
Gain on sale of aircraft	5,524	—
Interest and other income	4,321	920
Total revenues	295,994	245,317
Expenses
Depreciation	104,197	99,270
Aircraft impairment	—	22,000
Interest expense	104,039	96,400
Selling, general and administrative	22,698	23,226
(Gain) loss on derivatives	(2,615)	354
Loss on modification and extinguishment of debt	1,458	2,511
Maintenance and other costs	2,037	1,636
Total expenses	231,814	245,397
Net income (loss) before provision for income taxes	64,180	(80)
Provision for income taxes	9,466	4,492
Net income (loss)	$54,714	$(4,572)

	Nine months ended		Increase/ (Decrease)
	September 30, 2018	September 30, 2017
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$277,191	$248,118	$29,073
End of lease income	16,069	1,239	14,830
Amortization of lease incentives	(7,124)	(5,602)	(1,522)
Amortization of lease premiums, discounts & other	(389)	(289)	(100)
Total operating lease revenue	$285,747	$243,466	$42,281

For the nine months ended September 30, 2018, operating lease revenue totaled $285.7 million, an increase of $42.3 million compared to the nine months ended September 30, 2017. The increase was primarily due to (i) an increase of $40.5 million from aircraft purchased in 2017 and 2018, (ii) an increase of $14.8 million from end of lease income and (iii) an increase of $3.9 million related to leases with floating rate rents. The increase was partially offset by (i) a decrease of $8.4 million from lower lease rates on lease extensions and remarketings, (ii) a decrease of $7.0 million in lease revenue from aircraft sold in 2017 and 2018, and (iii) an increase of $1.5 million in amortization of lease incentives, lease discounts and other.

Equity loss from unconsolidated subsidiary was $0.1 million for the nine months ended September 30, 2018, compared to equity earnings of $0.4 million for the nine months ended September 30, 2017. During the second quarter of 2018, this subsidiary recorded an impairment associated with its finance lease receivable. This aircraft was sold during the third quarter of 2018.

During the nine months ended September 30, 2018, we sold three aircraft and recognized a gain on sale of aircraft of $5.5 million. We did not sell any aircraft during the nine months ended September 30, 2017.

During the nine months ended September 30, 2018 and 2017, interest and other income totaled $4.3 million and $0.9 million, respectively. During the third quarter of 2018, we sold a spare engine and miscellaneous engine parts for a gain of $2.0 million.

Depreciation expense during the nine months ended September 30, 2018 was $104.2 million, compared to $99.3 million for the nine months ended September 30, 2017, an increase of $4.9 million. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2017 and 2018.

No aircraft impairment was recognized during the nine months ended September 30, 2018. During the nine months ended September 30, 2017, we recognized aircraft impairment of $22.0 million on one Airbus A330-200 aircraft following an early lease termination due to the associated lessee’s insolvency proceeding.

Interest expense totaled $104.0 million and $96.4 million for the nine months ended September 30, 2018 and 2017, respectively. The increase of $7.6 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments and refinancings which lowered the applicable interest rate on the refinanced debt.

Selling, general and administrative expenses were $22.7 million and $23.2 million for the nine months ended September 30, 2018 and 2017, respectively. The decrease of $0.5 million was primarily due to an unrealized foreign exchange gain of $0.5 million during the   nine months ended September 30, 2018, compared to an unrealized foreign exchange loss of $2.0 million during the nine months ended September 30, 2017. Transaction costs also decreased by $1.3 million during the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017. These decreases were partially offset by an increase in servicing and management fees paid to BBAM of $2.5 million due to the fleet growth.

For the nine months ended September 30, 2018 and 2017, we recognized gains of $2.6 million and losses of $0.4 million on derivatives, respectively. During the nine months ended September 30, 2018, we recognized a gain of $1.7 million from swap terminations and a gain of $0.9 million associated with interest rate swaps that were undesignated.

During the nine months ended September 30, 2018, we incurred debt extinguishment costs totaling $1.5 million due to debt repayments associated with aircraft sales, and the repayment of the CBA Facility and one other aircraft secured borrowing. During the nine months ended September 30, 2017, we incurred debt extinguishment costs totaling $2.5 million, of which $2.0 million related to the amendment of the Term Loan in April 2017.

Provision for income taxes was $9.5 million and $4.5 million for the nine months ended September 30, 2018 and 2017, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 14.7% and negative 5,615.0% for the nine months ended September 30, 2018 and 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. For the nine months ended September 30, 2017, we recognized a full valuation allowance for losses incurred by certain subsidiaries, primarily related to aircraft impairment, due to past losses and insufficient expected future income to carry forward the losses for those subsidiaries.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $4.1 billion to acquire aviation assets.

In the first quarter of 2018, we entered into definitive agreements to acquire a total of 55 Airbus narrow-body aircraft and seven engines on operating leases, and options to purchase an additional 20 Airbus narrow-body aircraft, not subject to lease, in the AirAsia Transactions. As of September 30, 2018, we have purchased 29 aircraft. In October 2018, we completed the transfer of four additional Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group.

In connection with the AirAsia Transactions, on July 13, 2018, we issued and sold a total of 1,333,334 common shares in the form of ADSs, at a purchase price of $15.00 per share, to Meridian Aviation Partners Limited and certain other affiliates of Onex Corporation and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. In addition, on August 30, 2018, we issued 3,333,333 common shares in the form of ADSs, valued at $15.00 per share, to AirAsia, as partial consideration in the AirAsia Transactions.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet and manage lessee concentration. Since 2015, we have sold 75 aircraft generating $887.0 million of cash after repayment of the associated debt.

We finance our business with cash generated from operating leases, aircraft sales and debt financings. At September 30, 2018, we had $180.1 million of unrestricted cash. We also had eight unencumbered aircraft with an aggregate book value of $269.6 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

In connection with the AirAsia Transactions, we entered into a secured term loan facility with a consortium of lenders that provides for borrowings of an aggregate of $574.5 million to finance the acquisition of aircraft. During the third quarter of 2018, we drew down $548.1 million from the facility to finance the acquisition of 28 aircraft.

On July 31, 2018, we entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. We used the loan proceeds to repay the CBA Facility and one other aircraft secured borrowing.

On October 30, 2018, we had drawn $43.9 million under a term loan facility with certain lenders to finance the acquisition of seven engines on operating leases to the AirAsia Group from AACL in connection with the AirAsia Transactions. The interest rate for borrowings is based on an applicable margin of 1.90% per annum over a fixed swap rate and ranges from 4.94% to 4.96% per annum, per engine. The maturity dates of these loans range from December 31, 2021 to April 30, 2022.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that these funds, together with our cash on hand, cash from operations, and cash from other financing activities, including aircraft sales, will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the “2017 Annual Report”).

Cash Flows for the nine months ended September 30, 2018 and 2017

We generated cash from operations of $169.3 million and $138.0 million for the nine months ended September 30, 2018 and 2017, respectively, an increase of $31.3 million.

Cash used in investing activities was $808.7 million and $399.3 million for the nine months ended September 30, 2018 and 2017, respectively. During the nine months ended September 30, 2018, we used $617.4 million of cash to purchase 30 aircraft and made a $299.9 million deposit in connection with the AirAsia Transactions. During the nine months ended September 30, 2017, we used $383.4 million of cash to purchase eight aircraft. Net proceeds received from the sale of three aircraft was $113.8 million for the nine months ended September 30, 2018. We did not sell any aircraft during the nine months ended September 30, 2017. Payments for lessor maintenance obligations totaled $8.2 million and $12.1 million for the nine months ended September 30, 2018 and 2017, respectively.

Cash provided by financing activities for the nine months ended September 30, 2018 and 2017 totaled $450.7 million and $42.9 million, respectively. During the nine months ended September 30, 2018, we received (i) net proceeds from secured borrowings of $705.2 million, (ii) net maintenance reserves of $50.7 million, (iii) net proceeds of $19.4 million from shares issued and (iv) net security deposits from our lessees of $4.7 million. These receipts were partially offset by (i) repayments on our secured borrowings totaling $328.6 million primarily in connection with aircraft sales and early repayment of debt and (ii) payments of debt issuance costs of $2.2 million. During the nine months ended September 30, 2017, we received (i) net proceeds of $184.7 million from secured borrowings, (ii) net maintenance reserves of $42.7 million and (iii) net security deposits from our lessees of $3.6 million. These receipts were partially offset by (i) repayments on our secured borrowings totaling $140.2 million and (ii) $47.0 million used to repurchase 3,558,635 shares.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. For the nine months ended September 30, 2018, we received $59.6 million of maintenance payments from lessees and made maintenance payment disbursements of $8.9 million.

Share Repurchases

In November 2017, our board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. We did not repurchase any shares during the nine months ended September 30, 2018.

Financing

We finance our business with unsecured and secured borrowings. As of September 30, 2018, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are unsecured obligations and rank pari passu in right of payment with any existing and future senior indebtedness. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 and 2024 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

For more information about our unsecured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2017 Annual Report.

Secured Borrowings

As of September 30, 2018, we had $2.4 billion aggregate principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

For more information about our secured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2017 Annual Report.

Securitization Notes

As of September 30, 2018, our subsidiary, B&B Air Funding, had $94.3 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to us.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of September 30, 2018, we had $117.3 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 3.30%. The Nord LB Facility matures on November 14, 2018 and we are in discussions with the lender to extend the maturity date.

As of September 30, 2018 and December 31, 2017, the blended weighted average interest rate for the facility was 4.97% and 4.47%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

We had a recourse debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Borrowings under the CBA Facility accrue interest at a fixed interest rate.

During the third quarter of 2018, we repaid in full the outstanding principal balance of $44.3 million under the CBA Facility with proceeds from a recourse secured borrowing. There was no prepayment penalty associated with such repayment.

Term Loan

As of September 30, 2018, we had $413.4 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 29 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%. The weighted average interest rate on all outstanding amounts was 5.15% and 4.25% as of September 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires us to maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

On December 8, 2017, through a wholly-owned subsidiary, we entered into a term loan facility with a consortium of lenders (the “Magellan Acquisition Limited Facility”) providing for loans and notes with a final maturity date of December 8, 2025. As of September 30, 2018, we had $311.9 million principal amount outstanding under the Magellan Acquisition Limited Facility, which was secured by nine aircraft. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 4.15% and 3.15% as of September 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed all payments under the facility.

As of September 30, 2018, we had $128.7 million principal amount outstanding under the Fly Acquisition III Facility, which was secured by six aircraft.

We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of our commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020, and 3.00% from February 27, 2020 through the maturity date of the facility. The weighted average interest rate on all outstanding amounts was 3.69% and 3.41% as of September 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Fly Aladdin Acquisition Facility

On June 15, 2018, we, through our wholly-owned subsidiaries, entered into a term loan facility with a consortium of lenders (the “Fly Aladdin Acquisition Facility”) to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to the AirAsia Group (see “AirAsia Transactions” above). As of September 30, 2018, we had paid aggregate arrangement and commitment fees of approximately $9.3 million to the lenders. Additional arrangement fees of approximately $0.2 million will be payable upon drawing of the remaining funds.

The Fly Aladdin Acquisition Facility provides for borrowings of an aggregate of $574.5 million, including $143.6 million Series A loans with a final maturity date of June 15, 2020, and $430.9 million Series B loans with a final maturity date of June 15, 2023. We may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021. As of September 30, 2018, an aggregate of $548.1 million principal amount was outstanding under the fly Aladdin Acquisition Facility, including $137.0 million Series A loans and $411.1 million Series B loans, which were secured by 28 aircraft.

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension period for any Series A loans that we elect to extend. The weighted average interest rate on all outstanding amounts was 4.06% as of September 30, 2018, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the shares in the aircraft owning and leasing entities. In addition, we have provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, borrowers’ special purpose covenants), as well as our obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) will be based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness in an aggregate principal amount exceeding $50.0 million, we will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. Upon the sale of an aircraft, the borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Fly Aladdin Acquisition Facility subject to certain conditions. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2018, we had $835.8 million principal amount outstanding of other aircraft secured borrowings, which was secured by 18 aircraft. Of this amount, $496.5 million was recourse to us. The weighted average interest rate on all outstanding amounts was 4.30% and 3.83% as of September 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

During the third quarter of 2018, we entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. We used the loan proceeds to repay the CBA Facility and one other aircraft secured borrowing.

Capital Expenditures

Pursuant to definitive agreements with AirAsia, we agreed to acquire 55 Airbus narrowbody aircraft, seven engines and options to purchase an additional 20 Airbus A320neo family aircraft. As of September 30, 2018, 29 Airbus A320-200 aircraft in Portfolio A were transferred. In October 2018, four additional Airbus A320-200 aircraft and seven engines in Portfolio A were transferred. See “Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations - AirAsia Transactions” above.

In addition, we purchased one A320-200 aircraft during the first quarter of 2018. During the nine months ended September 30, 2018, we purchased aviation assets totaling $887.4 million.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of September 30, 2018, the weighted average age of our aircraft portfolio was 7.1 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of September 30, 2018, we had 111 lease agreements associated with our flight equipment held for operating lease, 99 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

We have also entered into interest rate derivative contracts to partially lock in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. These interest rate derivative contracts will reduce our exposure to increases in borrowing rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $17.7 million and would have increased or decreased our revenues by $7.0 million and $6.5 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. As of September 30, 2018, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $1.7 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $9.3 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $9.8 million. As of September 30, 2018, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $12.4 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $28.5 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $30.1 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of September 30, 2018, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $1.2 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $6.3 million, respectively. For the other Euro denominated lease, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $0.3 million, respectively.

As of September 30, 2018, we have one other aircraft secured borrowing denominated in Euros. During the nine months ended September 30, 2018, we recorded an unrealized foreign currency exchange gain of $0.7 million, resulting primarily from an increase in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at September 30, 2018 would have resulted in a $2.0 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

Exhibit	Title
10.1
Omnibus Agreement No. 1 [Fly 2016A Warehouse] dated as of December 15, 2017 among Fly Acquisition III Limited, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee

10.2
Amendment No. 2 [Fly 2016A Warehouse] dated as of September 6, 2018 among Fly Acquisition III Limited, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee